Exhibit 99.1

BRAZIL POTASH CORP. APPOINTS MAYO SCHMIDT AS EXECUTIVE CHAIRMAN OF THE

BOARD OF DIRECTORS

AMAZONAS, BRAZIL, December 17, 2024 (GLOBE NEWSWIRE) — Brazil Potash Corp. (“Brazil Potash” or the “Company”) (NYSE American: GRO), an exploration and development company with a potash mining project located in the state of Amazonas, Brazil, today announced the appointment of Mayo Schmidt as Executive Chairman of its Board of Directors, effective January 6, 2025. Mr. Schmidt, former Chairman and Chief Executive Officer of Nutrien Ltd., brings extensive executive leadership experience in global agriculture, fertilizer manufacturing, and public company governance to Brazil Potash. Effective January 6, 2025, Stan Bharti, who has served as Executive Chairman, will step down as a director of the Company and will assume the role of Chairman of the Company’s Advisory Board.

Mr. Schmidt’s appointment follows Brazil Potash’s recent initial public offering and listing on the NYSE American and coincides with the Company’s advancement toward construction of its Autazes Potash Project.

“Mayo’s appointment represents a significant milestone in Brazil Potash’s corporate development,” said Matt Simpson, Chief Executive Officer of Brazil Potash. “His distinguished record building global agricultural businesses and deep expertise in the fertilizer sector are invaluable. We look forward to benefiting from his vast experience as the Company progresses in its next phases of growth as we aim to build Brazil’s premier domestic potash supplier.”

Mr. Schmidt added, “Brazil Potash presents an extraordinary opportunity to address a critical component of global food security. The Company’s strategic position—with its construction-ready status and strong stakeholder support—creates a compelling platform to develop a crucial domestic supply of potash for Brazil’s agricultural sector. I look forward to working alongside the Board and management team to advance this strategically vital project.”

Mr. Schmidt’s distinguished career spans three decades of transformational leadership in global agriculture, energy, and supply chain management. Most recently as Chairman of the Board for VersaCold, Canada’s largest temperature-sensitive supply chain company.

From 2013 to 2021, Mr. Schmidt served in a number of roles with Nutrien Ltd., the world’s largest fertilizer manufacturer with a ~$34 billion market capitalization, including as Board Member, as Chairman, as well as one year as transitional President & CEO. During his tenure, he guided as Chair of the Board merger committee the transformative merger of Agrium Inc. and PotashCorp. From 2015 to 2018, as President, Chief Executive Officer and Director of Hydro One, Mr. Schmidt led one of Canada’s largest IPOs while achieving over $250 million in cost reductions. Previously, as President, CEO and Director of Viterra Inc. from 2000 to 2012, he was the architect of the transformation of Saskatchewan Wheat Pool from a regional cooperative into a $7.3 billion global agriculture and food processing corporation, completing over 20 accretive acquisitions and expanded to 14 countries on 4 continents. Prior to these executive roles, Mr. Schmidt held senior management positions at Fortune 100 companies including General Mills, Inc. and ConAgra, Inc.

About Brazil Potash

Brazil Potash is an exploration and development company with a potash mining project (the “Autazes Project”) located in the state of Amazonas, Brazil. The Company’s technical operations are based in Autazes, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil, and its corporate office is in Toronto, Ontario, Canada. The Company is in the pre-revenue development stage and has not yet commenced any mining operations. The Company’s plan of operations for the next few years includes securing all required environmental licenses for the Autazes Project, and, subject to securing sufficient funds, commencing all phases of the construction of the Autazes Project.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements, which are statements that are not historical facts. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. Such forward-looking statements, including statements relating to the appointment of Mr. Schmidt as Chairman of the Company and the resignation of Mr. Bharti as Chairman and the benefits of such transition, are subject to risks and uncertainties, many of which are beyond the control of the Company, including those described in the “Risk Factors” section of the Company’s registration statement on Form F-1, as amended, for the IPO filed with the SEC and the supplemented PREP prospectus filed in each of the provinces and territories of Canada, other than Quebec. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, unless required by law.

Contact:

Brazil Potash Investor Relations

info@brazilpotash.com